UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 1, 2023

LANDA APP LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App LLC - 1000 Fox Valley Trail Stone Mountain GA LLC	Landa App LLC - 1007 Leeward Way Jonesboro GA LLC
Landa App LLC - 10119 Commons Way Jonesboro GA LLC	Landa App LLC - 10121 Morris Drive SW Covington GA LLC
Landa App LLC - 10183 Starr Street SW Covington GA LLC	Landa App LLC - 103 Starlake Drive Jackson GA LLC
Landa App LLC - 10433 Candlelight Road Jonesboro GA LLC	Landa App LLC - 104 Summerfield Drive Mcdonough GA LLC
Landa App LLC - 105 Anne Street Hampton GA LLC	Landa App LLC - 107 Oakwood Circle Griffin GA LLC
Landa App LLC - 109 Amberwood Lane Griffin GA LLC	Landa App LLC - 10 Oak Wood Lane Covington GA LLC
Landa App LLC - 10 Windridge Drive Covington GA LLC	Landa App LLC - 110 Shenandoah Drive Covington GA LLC
Landa App LLC - 1110 Parkview Drive Griffin GA LLC	Landa App LLC - 11187 Shannon Circle Hampton GA LLC
Landa App LLC - 111 Fir Drive Mcdonough GA LLC	Landa App LLC - 112 Ridge Street Locust Grove GA LLC
Landa App LLC - 11322 Michelle Way Hampton GA LLC	Landa App LLC - 11447 S Grove Drive Hampton GA LLC
Landa App LLC - 1147 Village Way Stone Mountain GA LLC	Landa App LLC - 114 Starlake Drive Jackson GA LLC
Landa App LLC - 115 Lakeview Drive Stockbridge GA LLC	Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC
Landa App LLC - 1190 Kirkland Road Covington GA LLC	Landa App LLC - 1201 Kilrush Drive Mableton GA LLC
Landa App LLC - 120 Rosewood Drive Mcdonough GA LLC	Landa App LLC - 124 Libby Lane Jonesboro GA LLC
Landa App LLC - 12641 Alcovy Road Covington GA LLC	Landa App LLC - 126 E Mimosa Drive Jonesboro GA LLC
Landa App LLC - 12 Mintz Street Griffin GA LLC	Landa App LLC - 1320 Winona Avenue Griffin GA LLC
Landa App LLC - 133 Dove Landing Social Circle GA LLC	Landa App LLC - 137 Southern Shores Road Jackson GA LLC
Landa App LLC - 138 Sandalwood Circle Lawrenceville GA LLC	Landa App LLC - 140 High Ridge Road Covington GA LLC
Landa App LLC - 141 Longstreet Circle Oxford GA LLC	Landa App LLC - 1443 Pebble Ridge Lane Hampton GA LLC
Landa App LLC - 146 Crystal Brook Griffin GA LLC	Landa App LLC - 1473 Brownleaf Drive Jonesboro GA LLC
Landa App LLC - 1485 Bola Court Jonesboro GA LLC	Landa App LLC - 1490 Diplomat Drive Riverdale GA LLC
Landa App LLC - 153 Cliffside Court Riverdale GA LLC	Landa App LLC - 157 Wells Road Jenkinsburg GA LLC
Landa App LLC - 160 Chimney Ridge Trail Stockbridge GA LLC	Landa App LLC - 164 Longstreet Circle Oxford GA LLC
Landa App LLC - 1666 W Poplar Street Griffin GA LLC	Landa App LLC - 1683 Spoonbill Road Hampton GA LLC
Landa App LLC - 1689 Viceroy Way Riverdale GA LLC	Landa App LLC - 171 Davidson Drive Griffin GA LLC
Landa App LLC - 1768 Glen View Way Hampton GA LLC	Landa App LLC - 181 Watercress Court Stockbridge GA LLC
Landa App LLC - 188 Timberline Road Jackson GA LLC	Landa App LLC - 189 Shenandoah Drive Riverdale GA LLC
Landa App LLC - 1903 Old Concord Drive SE Covington GA LLC	Landa App LLC - 195 Branchwood Drive Covington GA LLC
Landa App LLC - 195 Fairclift Drive Covington GA LLC	Landa App LLC - 195 Hunters Trace Covington GA LLC
Landa App LLC - 196 Montego Circle Riverdale GA LLC	Landa App LLC - 204 N Main Court Stockbridge GA LLC
Landa App LLC - 2055 Grove Way Hampton GA LLC	Landa App LLC - 20 Chimney Smoke Drive Stockbridge GA LLC
Landa App LLC - 212 Fleeta Drive Covington GA LLC	Landa App LLC - 215 Central Lake Circle Griffin GA LLC
Landa App LLC - 2177 East Chester Circle Southeast Conyers GA LLC	Landa App LLC - 217 Glenloch Court Stockbridge GA LLC
Landa App LLC - 221 Lakeview Drive Stockbridge GA LLC	Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC
Landa App LLC - 235 Lazy Hollow Lane Covington GA LLC	Landa App LLC - 2425 Cornell Circle Mcdonough GA LLC
Landa App LLC - 2443 Hodges Farm Road Mansfield GA LLC	Landa App LLC - 253 Marco Drive Social Circle GA LLC
Landa App LLC - 255 Countryside Lane Covington GA LLC	Landa App LLC - 258 Rocky Point Road Covington GA LLC
Landa App LLC - 25 Pleasant Valley Road Mcdonough GA LLC	Landa App LLC - 263 Rocky Point Road Covington GA LLC
Landa App LLC - 270 Mountain Lane Covington GA LLC	Landa App LLC - 270 Mountain Way Covington GA LLC
Landa App LLC - 270 Pleasant Hills Drive Covington GA LLC	Landa App LLC - 2794 Norfair Loop Lithonia GA LLC
Landa App LLC - 2813 Vicksburg Court Decatur GA LLC	Landa App LLC - 2933 Coffer Drive Ellenwood GA LLC
Landa App LLC - 3011 Raintree Drive SE Conyers GA LLC	Landa App LLC - 3043 Highway 81 S Covington GA LLC
Landa App LLC - 304 Deerfield Drive Jonesboro GA LLC	Landa App LLC - 30 High Ridge Road Covington GA LLC
Landa App LLC - 30 Roosevelt Road Covington GA LLC	Landa App LLC - 313 Blue Heron Drive Jonesboro GA LLC
Landa App LLC - 3202 Chippewa Drive Rex GA LLC	Landa App LLC - 350 Cadiz Lane S College Park GA LLC
Landa App LLC - 351 Wesley Park Drive Jonesboro GA LLC	Landa App LLC - 35 Clay Court Covington GA LLC
Landa App LLC - 3603 Manhattan Drive Decatur GA LLC	Landa App LLC - 3667 Patti Parkway Decatur GA LLC
Landa App LLC - 404 Barberry Lane Stockbridge GA LLC	Landa App LLC - 412 Kendall Lane Mcdonough GA LLC
Landa App LLC - 416 Autumn Lake Court Mcdonough GA LLC	Landa App LLC - 432 Manor Estates Drive Stockbridge GA LLC
Landa App LLC - 43 Darwin Drive Jonesboro GA LLC	Landa App LLC - 440 Freestone Drive Newnan GA LLC
Landa App LLC - 4447 Lake Breeze Drive Stone Mountain GA LLC	Landa App LLC - 445 Independence Drive Jonesboro GA LLC
Landa App LLC - 449 Kara Lane Mcdonough GA LLC	Landa App LLC - 45 Blue Jay Drive Covington GA LLC
Landa App LLC - 45 Laurel Way Covington GA LLC	Landa App LLC - 4702 Saint James Way Decatur GA LLC
Landa App LLC - 4732 Pinedale Drive Forest Park GA LLC	Landa App LLC - 497 Georgia Highway 212 Covington GA LLC
Landa App LLC - 5039 East Street Forest Park GA LLC	Landa App LLC - 5040 Huntshire Lane Lilburn GA LLC
Landa App LLC - 513 Jarrett Court Mcdonough GA LLC	Landa App LLC - 5143 Pinecrest Drive SW Covington GA LLC
Landa App LLC - 524 Sawmill Road Hampton GA LLC	Landa App LLC - 5329 Shirewick Lane Lithonia GA LLC
Landa App LLC - 540 Cowan Road Covington GA LLC	Landa App LLC - 5411 Rocky Pine Drive Lithonia GA LLC
Landa App LLC - 550 Cowan Road Covington GA LLC	Landa App LLC - 5581 Fox Glen Circle Lithonia GA LLC
Landa App LLC - 55 Myrtle Grove Lane Covington GA LLC	Landa App LLC - 565 Mountainview Drive Covington GA LLC
Landa App LLC - 5737 Strathmoor Manor Circle Lithonia GA LLC	Landa App LLC - 5801 Strathmoor Manor Circle Lithonia GA LLC
Landa App LLC - 6104 Oakwood Circle SW Covington GA LLC	Landa App LLC - 6107 Shadow Glen Court Covington GA LLC
Landa App LLC - 6113 Pine Glen Circle SW Covington GA LLC	Landa App LLC - 6119 Pineneedle Drive SW Covington GA LLC
Landa App LLC - 615 Barshay Drive Covington GA LLC	Landa App LLC - 6168 Wheat Street NE Covington GA LLC
Landa App LLC - 6178 Green Acres Drive SW Covington GA LLC	Landa App LLC - 6386 Forester Way Lithonia GA LLC
Landa App LLC - 6404 Walnut Way Union City GA LLC	Landa App LLC - 643 Sycamore Drive Jonesboro GA LLC
Landa App LLC - 653 Georgetown Lane Jonesboro GA LLC	Landa App LLC - 65 Freedom Court Covington GA LLC
Landa App LLC - 6635 Kimberly Mill Road College Park GA LLC	Landa App LLC - 6653 Bedford Road Rex GA LLC
Landa App LLC - 6710 Sunset Hills Boulevard Rex GA LLC	Landa App LLC - 6762 Bent Creek Drive Rex GA LLC
Landa App LLC - 683 Wood Path Court Stone Mountain GA LLC	Landa App LLC - 709 Georgetown Court Jonesboro GA LLC
Landa App LLC - 70 Shenandoah Lane Covington GA LLC	Landa App LLC - 7107 Geiger Street NW Covington GA LLC
Landa App LLC - 7205 Lakeview Drive SW Covington GA LLC	Landa App LLC - 750 Georgetown Court Jonesboro GA LLC
Landa App LLC - 752 Chestnut Drive Jackson GA LLC	Landa App LLC - 7781 Mountain Creek Way Douglasville GA LLC
Landa App LLC - 7950 Woodlake Drive Riverdale GA LLC	Landa App LLC - 800 Mills Drive Covington GA LLC
Landa App LLC - 808 Hillandale Lane Lithonia GA LLC	Landa App LLC - 80 High Ridge Road Covington GA LLC
Landa App LLC - 8110 Devonshire Drive Jonesboro GA LLC	Landa App LLC - 8121 Spillers Drive SW Covington GA LLC
Landa App LLC - 8233 Creekline Court Riverdale GA LLC	Landa App LLC - 8302 Sterling Lakes Drive Covington GA LLC
Landa App LLC - 85 Kirkland Court Covington GA LLC	Landa App LLC - 85 Thorn Thicket Way Rockmart GA LLC
Landa App LLC - 8819 Leafwood Court Riverdale GA LLC	Landa App LLC - 8855 Rugby Court Jonesboro GA LLC
Landa App LLC - 9020 Sterling Ridge Lane Jonesboro GA LLC	Landa App LLC - 9150 Spillers Drive SW Covington GA LLC
Landa App LLC - 925 Mote Road Covington GA LLC	Landa App LLC - 9409 Forest Knoll Drive Jonesboro GA LLC
Landa App LLC - 9434 Cedar Creek Place Douglasville GA LLC	Landa App LLC - 9597 Pintail Trail Jonesboro GA LLC
Landa App LLC - 974 Laurel Street Lake City GA LLC	Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 1394 Oakview Circle Forest Park GA LLC
Landa App LLC - 1445 Maple Valley Court Union City GA LLC	Landa App LLC - 168 Brookview Drive Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1741 Park Lane Griffin GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 268 Brookview Drive Riverdale GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 4474 Highwood Park Drive East Point GA LLC
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	Landa App LLC - 6436 Stone Terrace Morrow GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 729 Winter Lane Jonesboro GA LLC
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	Landa App LLC - 773 Villa Way Jonesboro GA LLC
Landa App LLC - 843 Tramore Drive Stockbridge GA LLC	Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8655 Ashley Way Douglasville GA LLC	Landa App LLC - 8658 Ashley Way Douglasville GA LLC
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 8667 Ashley Way Douglasville GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	Landa App LLC - 8671 Ashley Way Douglasville GA LLC
Landa App LLC - 8674 Ashley Way Douglasville GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 8676 Ashley Way Douglasville GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	Landa App LLC - 8691 Ashley Way Douglasville GA LLC
Landa App LLC - 8692 Ashley Way Douglasville GA LLC	Landa App LLC - 8693 Ashley Way Douglasville GA LLC
Landa App LLC - 8694 Ashley Way Douglasville GA LLC	Landa App LLC - 8697 Ashley Way Douglasville GA LLC
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Distribution Declaration

On June 1, 2023, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of  May 2023 (the "Distribution Period"), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App LLC - 1000 Fox Valley Trail Stone Mountain GA LLC	$421.06	$0
Landa App LLC - 1007 Leeward Way Jonesboro GA LLC	$279.69	$0
Landa App LLC - 10119 Commons Way Jonesboro GA LLC	$120.51	$0
Landa App LLC - 10121 Morris Drive SW Covington GA LLC	$443.25	$3.384
Landa App LLC - 10183 Starr Street SW Covington GA LLC	$103.36	$2.199
Landa App LLC - 103 Starlake Drive Jackson GA LLC	$93.88	$1.997
Landa App LLC - 10433 Candlelight Road Jonesboro GA LLC(4)	$0	$0
Landa App LLC - 104 Summerfield Drive Mcdonough GA LLC(2)	$0	$0
Landa App LLC - 105 Anne Street Hampton GA LLC	$389.31	$0
Landa App LLC - 107 Oakwood Circle Griffin GA LLC	$354.65	$0
Landa App LLC - 109 Amberwood Lane Griffin GA LLC(4)	$188.78	$0
Landa App LLC - 10 Oak Wood Lane Covington GA LLC(3)	$476.59	$0
Landa App LLC - 10 Windridge Drive Covington GA LLC(3)	$0	$0
Landa App LLC - 110 Shenandoah Drive Covington GA LLC	$0	$0
Landa App LLC - 1110 Parkview Drive Griffin GA LLC	$12.9	$0
Landa App LLC - 11187 Shannon Circle Hampton GA LLC	$303.68	$0
Landa App LLC - 111 Fir Drive Mcdonough GA LLC	$192.29	$2.317
Landa App LLC - 112 Ridge Street Locust Grove GA LLC(8)	$248.03	$1.687
Landa App LLC - 11322 Michelle Way Hampton GA LLC	$104.27	$1.931
Landa App LLC - 11447 S Grove Drive Hampton GA LLC(6)	$686.08	$0
Landa App LLC - 1147 Village Way Stone Mountain GA LLC	$0	$0
Landa App LLC - 114 Starlake Drive Jackson GA LLC(8)	$82.81	$0
Landa App LLC - 115 Lakeview Drive Stockbridge GA LLC	$250.08	$0
Landa App LLC - 1160 Gable Terrace Jonesboro GA LLC	$283	$1.887
Landa App LLC - 1190 Kirkland Road Covington GA LLC(2)	$0	$0
Landa App LLC - 1201 Kilrush Drive Mableton GA LLC	$89.31	$0.797
Landa App LLC - 120 Rosewood Drive Mcdonough GA LLC	$386.97	$0
Landa App LLC - 124 Libby Lane Jonesboro GA LLC(3)	$512.73	$3.689
Landa App LLC - 12641 Alcovy Road Covington GA LLC	$290.83	$0
Landa App LLC - 126 E Mimosa Drive Jonesboro GA LLC	$0	$0
Landa App LLC - 12 Mintz Street Griffin GA LLC	$281.62	$0
Landa App LLC - 1320 Winona Avenue Griffin GA LLC(4)	$154.07	$2.907
Landa App LLC - 133 Dove Landing Social Circle GA LLC(2)	$0	$0
Landa App LLC - 137 Southern Shores Road Jackson GA LLC	$147.98	$0.98
Landa App LLC - 138 Sandalwood Circle Lawrenceville GA LLC	$514.08	$0.594
Landa App LLC - 140 High Ridge Road Covington GA LLC	$215.63	$0.776
Landa App LLC - 141 Longstreet Circle Oxford GA LLC(8)	$94.75	$0
Landa App LLC - 1443 Pebble Ridge Lane Hampton GA LLC(2)	$0	$0
Landa App LLC - 146 Crystal Brook Griffin GA LLC	$334.31	$0.615
Landa App LLC - 1473 Brownleaf Drive Jonesboro GA LLC	$397.49	$0
Landa App LLC - 1485 Bola Court Jonesboro GA LLC	$418.33	$0
Landa App LLC - 1490 Diplomat Drive Riverdale GA LLC(6)	$201.2	$0
Landa App LLC - 153 Cliffside Court Riverdale GA LLC	$108.63	$0.034
Landa App LLC - 157 Wells Road Jenkinsburg GA LLC	$22.08	$0
Landa App LLC - 160 Chimney Ridge Trail Stockbridge GA LLC	$139.07	$0
Landa App LLC - 164 Longstreet Circle Oxford GA LLC	$351.49	$0
Landa App LLC - 1666 W Poplar Street Griffin GA LLC	$204.72	$0.424
Landa App LLC - 1683 Spoonbill Road Hampton GA LLC(3)	$347.99	$0
Landa App LLC - 1689 Viceroy Way Riverdale GA LLC(6)	$79.63	$1.034
Landa App LLC - 171 Davidson Drive Griffin GA LLC(2)	$0	$0
Landa App LLC - 1768 Glen View Way Hampton GA LLC	$317.95	$0
Landa App LLC - 181 Watercress Court Stockbridge GA LLC	$341.7	$0.823
Landa App LLC - 188 Timberline Road Jackson GA LLC(5)	$291.04	$0.114
Landa App LLC - 189 Shenandoah Drive Riverdale GA LLC	$265.33	$2.764
Landa App LLC - 1903 Old Concord Drive SE Covington GA LLC(8)	$90.07	$0
Landa App LLC - 195 Branchwood Drive Covington GA LLC(7)	$0	$0
Landa App LLC - 195 Fairclift Drive Covington GA LLC	$315.48	$0
Landa App LLC - 195 Hunters Trace Covington GA LLC(3)	$373.98	$3.369
Landa App LLC - 196 Montego Circle Riverdale GA LLC	$219.9	$1.929
Landa App LLC - 204 N Main Court Stockbridge GA LLC	$241.63	$0
Landa App LLC - 2055 Grove Way Hampton GA LLC	$245.24	$0
Landa App LLC - 20 Chimney Smoke Drive Stockbridge GA LLC(3)	$582.57	$2.469
Landa App LLC - 212 Fleeta Drive Covington GA LLC(2)	$0	$0
Landa App LLC - 215 Central Lake Circle Griffin GA LLC	$82.38	$0
Landa App LLC - 2177 East Chester Circle Southeast Conyers GA LLC	$299.73	$0
Landa App LLC - 217 Glenloch Court Stockbridge GA LLC	$338.41	$1.675
Landa App LLC - 221 Lakeview Drive Stockbridge GA LLC	$231.78	$0
Landa App LLC - 2264 Chestnut Hill Circle Decatur GA LLC(3)	$230.15	$14.384
Landa App LLC - 235 Lazy Hollow Lane Covington GA LLC	$283.59	$0
Landa App LLC - 2425 Cornell Circle Mcdonough GA LLC	$445.82	$0
Landa App LLC - 2443 Hodges Farm Road Mansfield GA LLC	$202.25	$0
Landa App LLC - 253 Marco Drive Social Circle GA LLC	$259.71	$2.013
Landa App LLC - 255 Countryside Lane Covington GA LLC	$379.92	$0
Landa App LLC - 258 Rocky Point Road Covington GA LLC	$212.93	$0.845
Landa App LLC - 25 Pleasant Valley Road Mcdonough GA LLC	$352.66	$2.519
Landa App LLC - 263 Rocky Point Road Covington GA LLC	$179.43	$0
Landa App LLC - 270 Mountain Lane Covington GA LLC	$604.04	$1.127
Landa App LLC - 270 Mountain Way Covington GA LLC(3)	$0	$0
Landa App LLC - 270 Pleasant Hills Drive Covington GA LLC	$361.82	$2.349
Landa App LLC - 2794 Norfair Loop Lithonia GA LLC(8)	$204.21	$0
Landa App LLC - 2813 Vicksburg Court Decatur GA LLC	$96.62	$3.579
Landa App LLC - 2933 Coffer Drive Ellenwood GA LLC	$0	$0
Landa App LLC - 3011 Raintree Drive SE Conyers GA LLC(3)	$0	$0
Landa App LLC - 3043 Highway 81 S Covington GA LLC	$288.67	$5.891
Landa App LLC - 304 Deerfield Drive Jonesboro GA LLC(2)	$0	$0
Landa App LLC - 30 High Ridge Road Covington GA LLC	$345.31	$1.298
Landa App LLC - 30 Roosevelt Road Covington GA LLC(3)	$332.03	$5.825
Landa App LLC - 313 Blue Heron Drive Jonesboro GA LLC	$537.31	$3.811
Landa App LLC - 3202 Chippewa Drive Rex GA LLC(4)	$45.28	$3.773
Landa App LLC - 350 Cadiz Lane S College Park GA LLC(7)	$0	$0
Landa App LLC - 351 Wesley Park Drive Jonesboro GA LLC	$422.76	$2.896
Landa App LLC - 35 Clay Court Covington GA LLC	$367.65	$1.811
Landa App LLC - 3603 Manhattan Drive Decatur GA LLC(2)	$0	$0
Landa App LLC - 3667 Patti Parkway Decatur GA LLC	$97.92	$0
Landa App LLC - 404 Barberry Lane Stockbridge GA LLC	$56.36	$0
Landa App LLC - 412 Kendall Lane Mcdonough GA LLC(3)	$334.95	$16.747
Landa App LLC - 416 Autumn Lake Court Mcdonough GA LLC(2)	$0	$0
Landa App LLC - 432 Manor Estates Drive Stockbridge GA LLC(8)	$75.32	$0
Landa App LLC - 43 Darwin Drive Jonesboro GA LLC(3)	$0	$0
Landa App LLC - 440 Freestone Drive Newnan GA LLC	$50.73	$0
Landa App LLC - 4447 Lake Breeze Drive Stone Mountain GA LLC(6)	$36.2	$0
Landa App LLC - 445 Independence Drive Jonesboro GA LLC	$113.38	$0
Landa App LLC - 449 Kara Lane Mcdonough GA LLC	$421.15	$0
Landa App LLC - 45 Blue Jay Drive Covington GA LLC	$63.79	$1.876
Landa App LLC - 45 Laurel Way Covington GA LLC	$0	$0
Landa App LLC - 4702 Saint James Way Decatur GA LLC	$0	$0
Landa App LLC - 4732 Pinedale Drive Forest Park GA LLC(3)	$0	$0
Landa App LLC - 497 Georgia Highway 212 Covington GA LLC	$33.47	$0
Landa App LLC - 5039 East Street Forest Park GA LLC(2)	$0	$0
Landa App LLC - 5040 Huntshire Lane Lilburn GA LLC(6)	$301.2	$0.527
Landa App LLC - 513 Jarrett Court Mcdonough GA LLC	$295.85	$0.136
Landa App LLC - 5143 Pinecrest Drive SW Covington GA LLC	$260.78	$2.191
Landa App LLC - 524 Sawmill Road Hampton GA LLC	$334.49	$0
Landa App LLC - 5329 Shirewick Lane Lithonia GA LLC	$315.3	$0
Landa App LLC - 540 Cowan Road Covington GA LLC	$389.35	$2.649
Landa App LLC - 5411 Rocky Pine Drive Lithonia GA LLC	$0	$0
Landa App LLC - 550 Cowan Road Covington GA LLC(3)	$408.55	$10.476
Landa App LLC - 5581 Fox Glen Circle Lithonia GA LLC	$62.37	$0
Landa App LLC - 55 Myrtle Grove Lane Covington GA LLC	$400.28	$0
Landa App LLC - 565 Mountainview Drive Covington GA LLC	$282.39	$2.315
Landa App LLC - 5737 Strathmoor Manor Circle Lithonia GA LLC(7)	$0	$0
Landa App LLC - 5801 Strathmoor Manor Circle Lithonia GA LLC	$340.74	$1.475
Landa App LLC - 6104 Oakwood Circle SW Covington GA LLC	$328.8	$0
Landa App LLC - 6107 Shadow Glen Court Covington GA LLC	$266.17	$2.2
Landa App LLC - 6113 Pine Glen Circle SW Covington GA LLC(2) (7)	$0	$0
Landa App LLC - 6119 Pineneedle Drive SW Covington GA LLC(2)	$0	$0
Landa App LLC - 615 Barshay Drive Covington GA LLC(7)	$244.94	$1.282
Landa App LLC - 6168 Wheat Street NE Covington GA LLC(4)	$38.98	$0.185
Landa App LLC - 6178 Green Acres Drive SW Covington GA LLC(8)	$301.62	$1.85
Landa App LLC - 6386 Forester Way Lithonia GA LLC(7)	$0	$0
Landa App LLC - 6404 Walnut Way Union City GA LLC(6)	$609.66	$1.87
Landa App LLC - 643 Sycamore Drive Jonesboro GA LLC	$302.33	$0.856
Landa App LLC - 653 Georgetown Lane Jonesboro GA LLC	$282.5	$0
Landa App LLC - 65 Freedom Court Covington GA LLC	$217.24	$1.975
Landa App LLC - 6635 Kimberly Mill Road College Park GA LLC(2)	$0	$0
Landa App LLC - 6653 Bedford Road Rex GA LLC	$131.8	$2.126
Landa App LLC - 6710 Sunset Hills Boulevard Rex GA LLC	$92.25	$0
Landa App LLC - 6762 Bent Creek Drive Rex GA LLC	$336.38	$1.346
Landa App LLC - 683 Wood Path Court Stone Mountain GA LLC(7)	$0	$0
Landa App LLC - 709 Georgetown Court Jonesboro GA LLC	$422.6	$0.135
Landa App LLC - 70 Shenandoah Lane Covington GA LLC	$374.79	$0
Landa App LLC - 7107 Geiger Street NW Covington GA LLC	$470.43	$0.176
Landa App LLC - 7205 Lakeview Drive SW Covington GA LLC(8)	$228.47	$0
Landa App LLC - 750 Georgetown Court Jonesboro GA LLC	$116.02	$1.657
Landa App LLC - 752 Chestnut Drive Jackson GA LLC	$153.61	$0.502
Landa App LLC - 7781 Mountain Creek Way Douglasville GA LLC(2)	$0	$0
Landa App LLC - 7950 Woodlake Drive Riverdale GA LLC	$34.92	$0.356
Landa App LLC - 800 Mills Drive Covington GA LLC(2)	$0	$0
Landa App LLC - 808 Hillandale Lane Lithonia GA LLC	$202.06	$2.624
Landa App LLC - 80 High Ridge Road Covington GA LLC(7)	$0	$0
Landa App LLC - 8110 Devonshire Drive Jonesboro GA LLC(6)	$613.91	$1.355
Landa App LLC - 8121 Spillers Drive SW Covington GA LLC	$270.53	$2.394
Landa App LLC - 8233 Creekline Court Riverdale GA LLC(2)	$0	$0
Landa App LLC - 8302 Sterling Lakes Drive Covington GA LLC	$206.38	$0
Landa App LLC - 85 Kirkland Court Covington GA LLC(3)	$343.7	$11.457
Landa App LLC - 85 Thorn Thicket Way Rockmart GA LLC	$16.59	$0.691
Landa App LLC - 8819 Leafwood Court Riverdale GA LLC(8)	$155.92	$0
Landa App LLC - 8855 Rugby Court Jonesboro GA LLC(6)	$256.62	$1.234
Landa App LLC - 9020 Sterling Ridge Lane Jonesboro GA LLC	$441.14	$0
Landa App LLC - 9150 Spillers Drive SW Covington GA LLC	$223.05	$0
Landa App LLC - 925 Mote Road Covington GA LLC	$54.06	$0
Landa App LLC - 9409 Forest Knoll Drive Jonesboro GA LLC(7)	$0	$0
Landa App LLC - 9434 Cedar Creek Place Douglasville GA LLC	$9.24	$0.264
Landa App LLC - 9597 Pintail Trail Jonesboro GA LLC(6)	$395.35	$0.879
Landa App LLC - 974 Laurel Street Lake City GA LLC	$122.22	$0
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	$442	$0.044
Landa App LLC - 1246 Elgin Way Riverdale GA LLC(6)	$586.51	$0.059
Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	$460.24	$0.046
Landa App LLC - 1445 Maple Valley Court Union City GA LLC	$105.11	$0
Landa App LLC - 168 Brookview Drive Riverdale GA LLC(3)	$551.5	$0.055
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	$246.63	$2.466
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	$354.67	$0.035
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	$0	$0
Landa App LLC - 1741 Park Lane Griffin GA LLC(7)	$0	$0
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	$568.1	$0.057
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	$528.85	$0.053
Landa App LLC - 1910 Grove Way Hampton GA LLC(4)	$611.18	$0.061
Landa App LLC - 268 Brookview Drive Riverdale GA LLC(3)	$383.39	$0.387
Landa App LLC - 4267 High Park Lane East Point GA LLC(2)	$389.32	$0.039
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	$249.43	$0.025
Landa App LLC - 593 Country Lane Drive Jonesboro GA LLC	$468.12	$0.047
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	$375.37	$0.038
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	$483.52	$0.048
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	$826.08	$0.083
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	$478.86	$0.048
Landa App LLC - 729 Winter Lane Jonesboro GA LLC(3)	$688.67	$0.069
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	$653.13	$0.065
Landa App LLC - 773 Villa Way Jonesboro GA LLC(5)	$500.68	$0.05
Landa App LLC - 843 Tramore Drive Stockbridge GA LLC(6)	$898.71	$0.09
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC(5)	$391	$0.039
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	$499.36	$0.05
Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC	$699.12	$0.07
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	$463.83	$0.046
Landa App LLC - 8652 Ashley Way Douglasville GA LLC	$590.66	$0.059
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	$632.36	$0.063
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	$541.08	$0.054
Landa App LLC - 8655 Ashley Way Douglasville GA LLC(6)	$497.48	$0.05
Landa App LLC - 8658 Ashley Way Douglasville GA LLC(6)	$340.86	$0
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	$710.06	$0.071
Landa App LLC - 8662 Ashley Way Douglasville GA LLC	$443.71	$0.044
Landa App LLC - 8667 Ashley Way Douglasville GA LLC(6)	$152.02	$0
Landa App LLC - 8668 Ashley Way Douglasville GA LLC(6)	$520.56	$0.052
Landa App LLC - 8670 Ashley Way Douglasville GA LLC(6)	$162.31	$0.016
Landa App LLC - 8671 Ashley Way Douglasville GA LLC	$61.24	$0
Landa App LLC - 8674 Ashley Way Douglasville GA LLC(2)	$0	$0
Landa App LLC - 8675 Ashley Way Douglasville GA LLC(6)	$268.39	$0.027
Landa App LLC - 8676 Ashley Way Douglasville GA LLC(2)	$0	$0
Landa App LLC - 8677 Ashley Way Douglasville GA LLC	$581.02	$0.058
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	$458.32	$0.046
Landa App LLC - 8679 Ashley Way Douglasville GA LLC	$606.33	$0.061
Landa App LLC - 8683 Ashley Way Douglasville GA LLC(6)	$507.99	$0.051
Landa App LLC - 8691 Ashley Way Douglasville GA LLC	$337.95	$0
Landa App LLC - 8692 Ashley Way Douglasville GA LLC(2)	$0	$0
Landa App LLC - 8693 Ashley Way Douglasville GA LLC(2)	$0	$0
Landa App LLC - 8694 Ashley Way Douglasville GA LLC(2)	$0	$0
Landa App LLC - 8697 Ashley Way Douglasville GA LLC	$193.49	$0
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	$0	$0
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	$765.08	$0.077
Landa App LLC - 9439 Lakeview Road Union City GA LLC	$500.32	$0.05

(1) Distributions by this Series were made based on the total Shares outstanding as of June 1, 2023.

(2) This Property is currently vacant.The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

(3) As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant,This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(4) This Property is currently vacant.The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circular) to pay each of the holders of this Series' Share a Distribution.

(5) This Property is currently vacant.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(6) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of May.

(7) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of May.The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

(8) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of May.The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circular) to pay each of the holders of this Series' Share a Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC's website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2023	LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 1000 Fox Valley Trail (5)	open	03/28/2023	-	0	0	1,850	238	49.66	8%
2.	Landa Series 1007 Leeward Way (5)	open	03/28/2023	-	0	0	1,753	161	47.52	8%
3.	Landa Series 10119 Commons Way (5)	open	03/28/2023	-	0	0	1,622	188	48.69	8%
4.	Landa Series 10121 Morris Drive SW (5)	open	03/28/2023	-	131	1,457.95	1,600	86	15.3	8%
5.	Landa Series 10183 Starr Street SW (5)	open	03/28/2023	-	47	504.56	1,322	87	40.34	8%
6.	Landa Series 103 Starlake Drive (5)	open	03/28/2023	-	47	503.62	1,250	124	39.17	8%
7.	Landa Series 10433 Candlelight Road (5)(6)	open	03/28/2023	-	15	183.45	0	171	39.95	8%
8.	Landa Series 104 Summerfield Drive (5)(6)	open	03/28/2023	-	0	0	0	190	47.52	8%
9.	Landa Series 105 Anne Street (5)	open	03/28/2023	-	0	0	1,592	81	39.17	8%
10.	Landa Series 107 Oakwood Circle (5)	open	03/28/2023	-	0	0	1,311.45	68	29.47	8%
11.	Landa Series 109 Amberwood Lane (5)(6)	open	03/28/2023	-	0	0	0	81	32.57	8%
12.	Landa Series 10 Oak Wood Lane (5)(8)	open	03/28/2023	-	0	0	1,700	104	46.36	8%
13.	Landa Series 10 Windridge Drive (5)(8)	open	03/28/2023	-	0	0	0	114	39.76	8%
14.	Landa Series 110 Shenandoah Drive (5)	open	03/28/2023	-	94	1,168.6	1,300	133	42.82	8%
15.	Landa Series 1110 Parkview Drive (5)	open	03/28/2023	-	0	0	1,299	73	40.53	8%
16.	Landa Series 11187 Shannon Circle (5)	open	03/28/2023	-	0	0	1,802.85	143	49.46	8%
17.	Landa Series 111 Fir Drive (5)	open	03/28/2023	-	83	797.16	1,250	124	33.35	8%
18.	Landa Series 112 Ridge Street (5)(7)	open	03/28/2023	-	147	1,821.09	1,773	184	42.66	8%
19.	Landa Series 11322 Michelle Way (5)	open	03/28/2023	-	54	542.12	1,379	159	32.28	8%
20.	Landa Series 11447 S Grove Drive (5)(7)	open	03/28/2023	-	0	0	1,851.15	171	44.8	8%
21.	Landa Series 1147 Village Way (5)	open	03/28/2023	-	36	433.45	1,525	299	31.6	8%
22.	Landa Series 114 Starlake Drive (5)(7)	open	03/28/2023	-	0	0	1,171.8	123	39.17	8%
23.	Landa Series 115 Lakeview Drive (5)	open	03/28/2023	-	0	0	1,682	182	45	8%
24.	Landa Series 1160 Gable Terrace (5)	open	03/28/2023	-	150	1,807.05	1,708	225	46.94	8%
25.	Landa Series 1190 Kirkland Road (5)(6)	open	03/28/2023	-	0	0	0	115	51.79	8%
26.	Landa Series 1201 Kilrush Drive (5)	open	03/28/2023	-	112	2,400.92	2,418	266	82.85	8%
27.	Landa Series 120 Rosewood Drive (5)	open	03/28/2023	-	0	0	1,844	179	45.19	8%
28.	Landa Series 124 Libby Lane (5)(8)	open	03/28/2023	-	139	1,337.1	1,550	95	32.15	8%
29.	Landa Series 12641 Alcovy Road (5)	open	03/28/2023	-	0	0	1,617	123	48.88	8%
30.	Landa Series 126 E Mimosa Drive (5)	open	03/28/2023	-	0	0	1,400	104	39.76	8%
31.	Landa Series 12 Mintz Street (5)	open	03/28/2023	-	0	0	1,573.95	135	41.12	8%
32.	Landa Series 1320 Winona Avenue (5)(6)	open	03/28/2023	-	53	468.09	0	54	33.45	8%
33.	Landa Series 133 Dove Landing (5)(6)	open	03/28/2023	-	0	0	0	86	34.51	8%
34.	Landa Series 137 Southern Shores Road (5)	open	03/28/2023	-	151	1,451.22	1,244.25	114	32.13	8%
35.	Landa Series 138 Sandalwood Circle (5)	open	03/28/2023	-	866	8,785.22	1,700	102	27.53	8%
36.	Landa Series 140 High Ridge Road (5)	open	03/28/2023	-	278	3,177.93	1,450	126	39.76	8%
37.	Landa Series 141 Longstreet Circle (5)(7)	open	03/28/2023	-	0	0	1,618	126	53.15	8%
38.	Landa Series 1443 Pebble Ridge Lane (5)(6)	open	03/28/2023	-	0	0	0	170	51.02	8%
39.	Landa Series 146 Crystal Brook (5)	open	03/28/2023	-	544	4,617.47	1,312.5	138	27.86	8%
40.	Landa Series 1473 Brownleaf Drive (5)	open	03/28/2023	-	0	0	1,671.6	154	44.42	8%
41.	Landa Series 1485 Bola Court (5)	open	03/28/2023	-	0	0	1,685.25	112	40.14	8%
42.	Landa Series 1490 Diplomat Drive (5)(7)	open	03/28/2023	-	0	0	1,675	235	57.23	8%
43.	Landa Series 153 Cliffside Court (5)	open	03/28/2023	-	3,189	23,707.66	1,000	100	21.85	8%
44.	Landa Series 157 Wells Road (5)	open	03/28/2023	-	0	0	983	110	33.54	8%
45.	Landa Series 160 Chimney Ridge Trail (5)	open	03/28/2023	-	0	0	1,550	177	45.19	8%
46.	Landa Series 164 Longstreet Circle (5)	open	03/28/2023	-	0	0	1,643	151	45.58	8%
47.	Landa Series 1666 West Poplar Street (5)	open	03/28/2023	-	483	4,470.74	1,178.1	77	30.78	8%
48.	Landa Series 1683 Spoonbill Road (5)(8)	open	03/28/2023	-	0	0	1,525	116	37.62	8%
49.	Landa Series 1689 Viceroy Way (5)(7)	open	03/28/2023	-	77	864.33	1,522.5	279	42.86	8%
50.	Landa Series 171 Davidson Drive (5)(6)	open	03/28/2023	-	0	0	0	141	48.1	8%
51.	Landa Series 1768 Glen View Way (5)	open	03/28/2023	-	0	0	1,575	147	38.4	8%
52.	Landa Series 181 Watercress Court (5)	open	03/28/2023	-	415	4,563.46	1,600	151	30.44	8%
53.	Landa Series 188 Timberline Road (5)(6)	open	03/28/2023	-	2,559	16,562.1	0	31	25.07	8%
54.	Landa Series 189 Shenandoah Drive (5)	open	03/28/2023	-	96	984.66	1,410	143	34.13	8%
55.	Landa Series 1903 Old Concord Drive Southeast (5)(7)	open	03/28/2023	-	0	0	1,500	108	49.07	8%
56.	Landa Series 195 Branchwood Drive (5)(7)	open	03/28/2023	-	0	0	1,675	132	50.43	8%
57.	Landa Series 195 Fairclift Drive (5)	open	03/28/2023	-	0	0	1,666	103	45	8%
58.	Landa Series 195 Hunters Trace (5)(8)	open	03/28/2023	-	111	1,407.27	1,607	136	40.51	8%
59.	Landa Series 196 Montego Circle (5)	open	03/28/2023	-	114	1,218.87	1,392.3	133	37.04	8%
60.	Landa Series 204 North Main Court (5)	open	03/28/2023	-	0	0	1,400	157	34.51	8%
61.	Landa Series 2055 Grove Way (5)	open	03/28/2023	-	0	0	1,500	162	38.4	8%
62.	Landa Series 20 Chimney Smoke Drive (5)(8)	open	03/28/2023	-	236	2,708.08	1,775	191	45.19	8%
63.	Landa Series 212 Fleeta Drive (5)(6)	open	03/28/2023	-	88	822.39	0	115	35.29	8%
64.	Landa Series 215 Central Lake Circle (5)	open	03/28/2023	-	0	0	1,500	98	41.7	8%
65.	Landa Series 2177 E Chester Circle SE (5)	open	03/28/2023	-	0	0	1,775	116	49.85	8%
66.	Landa Series 217 Glenloch Court (5)	open	03/28/2023	-	202	2,493.65	1,769.25	206	54.56	8%
67.	Landa Series 221 Lakeview Drive (5)	open	03/28/2023	-	0	0	1,595	196	47.13	8%
68.	Landa Series 2264 Chestnut Hill Circle (5)(8)	open	03/28/2023	-	16	242.76	1,875	318	62.47	8%
69.	Landa Series 235 Lazy Hollow Lane (5)	open	03/28/2023	-	0	0	1,737	148	47.33	8%
70.	Landa Series 2425 Cornell Circle (5)	open	03/28/2023	-	0	0	2,181	250	53.15	8%
71.	Landa Series 2443 Hodges Farm Road (5)	open	03/28/2023	-	0	0	1,279.95	119	37.81	8%
72.	Landa Series 253 Marco Drive (5)	open	03/28/2023	-	129	1,201.04	1,341.9	108	32.18	8%
73.	Landa Series 255 Countryside Lane (5)	open	03/28/2023	-	0	0	1,807.05	131	46.55	8%
74.	Landa Series 258 Rocky Point Road (5)	open	03/28/2023	-	252	3,176.66	1,600	172	47.13	8%
75.	Landa Series 25 Pleasant Valley Road (5)	open	03/28/2023	-	140	1,588.22	1,723.05	170	41.7	8%
76.	Landa Series 263 Rocky Point Road (5)	open	03/28/2023	-	0	0	1,495	118	43.83	8%
77.	Landa Series 270 Mountain Lane (5)	open	03/28/2023	-	536	6,253.67	1,650	123	44.42	8%
78.	Landa Series 270 Mountain Way (5)(8)	open	03/28/2023	-	0	0	0	119	45.39	8%
79.	Landa Series 270 Pleasant Hills Drive (5)	open	03/28/2023	-	154	1,682.96	1,704.15	125	51.02	8%
80.	Landa Series 2794 Norfair Loop (5)(7)	open	03/28/2023	-	0	0	1,450	214	35.68	8%
81.	Landa Series 2813 Vicksburg Court (5)	open	03/28/2023	-	27	365.02	1,525	127	52.76	8%
82.	Landa Series 2933 Coffer Drive (5)	open	03/28/2023	-	73	822.61	1,495	99	39.76	8%
83.	Landa Series 3011 Raintree Drive SE (5)(8)	open	03/28/2023	-	21	260.41	1,650	176	36.65	8%
84.	Landa Series 3043 Highway 81 S (5)	open	03/28/2023	-	49	423.8	1,173	129	35.99	8%
85.	Landa Series 304 Deerfield Drive (5)(6)	open	03/28/2023	-	0	0	0	149	45	8%
86.	Landa Series 30 High Ridge Road (5)	open	03/28/2023	-	266	3,541.47	1,749.3	115	39.56	8%
87.	Landa Series 30 Roosevelt Road (5)(8)	open	03/28/2023	-	57	649.1	1,625	179	46.36	8%
88.	Landa Series 313 Blue Heron Drive (5)	open	03/28/2023	-	141	1,531.01	1,800	178	40.14	8%
89.	Landa Series 3202 Chippewa Drive (5)(6)	open	03/28/2023	-	12	143.44	0	115	42.09	8%
90.	Landa Series 350 Cadiz Lane S (5)(7)	open	03/28/2023	-	64	709.33	1,675	130	40.14	8%
91.	Landa Series 351 Wesley Park Drive (5)	open	03/28/2023	-	146	1,522.9	1,596	143	33.33	8%
92.	Landa Series 35 Clay Court (5)	open	03/28/2023	-	203	2,461.96	1,699	139	45.77	8%
93.	Landa Series 3603 Manhattan Drive (5)(6)	open	03/28/2023	-	0	0	0	215	52.18	8%
94.	Landa Series 3667 Patti Parkway (5)	open	03/28/2023	-	0	0	2,000	276	61.69	8%
95.	Landa Series 404 Barberry Lane (5)	open	03/28/2023	-	0	0	1,317.75	158	45	8%
96.	Landa Series 412 Kendall Lane (5)(8)	open	03/28/2023	-	20	237.41	1,775	156	46.94	8%
97.	Landa Series 416 Autumn Lake Court (5)(6)	open	03/28/2023	-	0	0	0	162	41.5	8%
98.	Landa Series 432 Manor Estates Drive (5)(7)	open	03/28/2023	-	0	0	1,573.95	166	50.05	8%
99.	Landa Series 43 Darwin Drive (5)(8)	open	03/28/2023	-	218	2,198.05	0	117	36.65	8%
100.	Landa Series 440 Freestone Drive (5)	open	03/28/2023	-	0	0	1,550	110	51.79	8%
101.	Landa Series 4447 Lake Breeze Drive (5)(7)	open	03/28/2023	-	0	0	1,635	272	55.09	8%
102.	Landa Series 445 Independence Drive (5)	open	03/28/2023	-	0	0	1,650	160	48.69	8%
103.	Landa Series 449 Kara Lane (5)	open	03/28/2023	-	0	0	1,830	166	47.72	8%
104.	Landa Series 45 Blue Jay Drive (5)	open	03/28/2023	-	34	480.37	1,749.67	190	56.06	8%
105.	Landa Series 45 Laurel Way (5)	open	03/28/2023	-	17	231.27	0	142	54.7	8%
106.	Landa Series 4702 Saint James Way (5)	open	03/28/2023	-	94	1,005.62	1,550	203	37.23	8%
107.	Landa Series 4732 Pinedale Drive (5)(8)	open	03/28/2023	-	16	150.22	1,169.7	97	31.41	8%
108.	Landa Series 497 Georgia Highway 212 (5)	open	03/28/2023	-	0	0	1,200	96	43.83	8%
109.	Landa Series 5039 East Street (5)(6)	open	03/28/2023	-	0	0	0	136	31.02	8%
110.	Landa Series 5040 Huntshire Lane (5)(7)	open	03/28/2023	-	572	10,181.26	2,499	388	82.85	8%
111.	Landa Series 513 Jarrett Court (5)	open	03/28/2023	-	2,173	25,129.66	1,599	172	39.52	8%
112.	Landa Series 5143 Pinecrest Drive SW (5)	open	03/28/2023	-	119	1,081.02	1,225	78	31.21	8%
113.	Landa Series 524 Sawmill Road (5)	open	03/28/2023	-	0	0	1,550	98	47.91	8%
114.	Landa Series 5329 Shirewick Lane (5)	open	03/28/2023	-	0	0	2,045	242	54.32	8%
115.	Landa Series 540 Cowan Road (5)	open	03/28/2023	-	147	1,761.4	1,673.7	105	46.93	8%
116.	Landa Series 5411 Rocky Pine Drive (5)	open	03/28/2023	-	269	3,334.36	1,775	231	49.27	8%
117.	Landa Series 550 Cowan Road (5)(8)	open	03/28/2023	-	39	391.22	1,475	88	40.53	8%
118.	Landa Series 5581 Fox Glen Circle (5)	open	03/28/2023	-	0	0	2,275	346	77.61	8%
119.	Landa Series 55 Myrtle Grove Lane (5)	open	03/28/2023	-	0	0	1,675	124	45.97	8%
120.	Landa Series 565 Mountainview Drive (5)	open	03/28/2023	-	122	1,382.19	1,675	151	46.24	8%
121.	Landa Series 5737 Strathmoor Manor Circle (5)(7)	open	03/28/2023	-	0	0	1,460	158	39.37	8%
122.	Landa Series 5801 Strathmoor Manor Circle (5)	open	03/28/2023	-	231	2,429.61	1,575	155	33.33	8%
123.	Landa Series 6104 Oakwood Circle SW (5)	open	03/28/2023	-	0	0	1,617	78	38.2	8%
124.	Landa Series 6107 Shadow Glen Court (5)	open	03/28/2023	-	121	1,030.73	1,175	80	27.97	8%
125.	Landa Series 6113 Pine Glen Circle SW (5)(6) (7)	open	03/28/2023	-	279	5,094.87	1,200	151	39.52	8%
126.	Landa Series 6119 Pineneedle Drive SW (5)(6)	open	03/28/2023	-	0	0	0	79	23.64	8%
127.	Landa Series 615 Barshay Drive (5)(7)	open	03/28/2023	-	118	1,378.07	1,605	113	39.85	8%
128.	Landa Series 6168 Wheat Street NE (5)(6)	open	03/28/2023	-	211	1,585.85	0	56	29.27	8%
129.	Landa Series 6178 Green Acres Drive SW (5)(7)	open	03/28/2023	-	163	1,456.8	1,400	113	35.1	8%
130.	Landa Series 6386 Forester Way (5)(7)	open	03/28/2023	-	0	0	1,800	227	46.94	8%
131.	Landa Series 6404 Walnut Way (5)(7)	open	03/28/2023	-	326	3,641.55	1,933	194	43.83	8%
132.	Landa Series 643 Sycamore Drive (5)	open	03/28/2023	-	353	3,815.01	1,535	185	36.65	8%
133.	Landa Series 653 Georgetown Lane (5)	open	03/28/2023	-	0	0	1,666.35	136	45	8%
134.	Landa Series 65 Freedom Court (5)	open	03/28/2023	-	110	1,293.09	1,611.75	133	40.14	8%
135.	Landa Series 6635 Kimberly Mill Road (5)(6)	open	03/28/2023	-	14	184.08	0	146	39.95	8%
136.	Landa Series 6653 Bedford Road (5)	open	03/28/2023	-	62	690.99	1,475	159	36.36	8%
137.	Landa Series 6710 Sunset Hills Boulevard (5)	open	03/28/2023	-	0	0	1,150	140	36.26	8%
138.	Landa Series 6762 Bent Creek Drive (5)	open	03/28/2023	-	250	2,792.57	1,595	167	33.16	8%
139.	Landa Series 683 Wood Path Court (5)(7)	open	03/28/2023	-	0	0	1,695	190	55.68	8%
140.	Landa Series 709 Georgetown Court (5)	open	03/28/2023	-	3,140	34,672.82	1,700	142	37.54	8%
141.	Landa Series 70 Shenandoah Lane (5)	open	03/28/2023	-	0	0	1,856.4	160	53.93	8%
142.	Landa Series 7107 Geiger Street NW (5)	open	03/28/2023	-	2,673	17,183.65	1,150	27	24.86	8%
143.	Landa Series 7205 Lakeview Drive SW (5)(7)	open	03/28/2023	-	0	0	1,600	111	46.16	8%
144.	Landa Series 750 Georgetown Court (5)	open	03/28/2023	-	70	635.75	1,190	144	36.26	8%
145.	Landa Series 752 Chestnut Drive (5)	open	03/28/2023	-	306	2,420.22	965	55	29.47	8%
146.	Landa Series 7781 Mountain Creek Way (5)(6)	open	03/28/2023	-	39	469.68	0	180	50.72	8%
147.	Landa Series 7950 Woodlake Drive (5)	open	03/28/2023	-	98	983.85	1,375.5	152	41.07	8%
148.	Landa Series 800 Mills Drive (5)(6)	open	03/28/2023	-	0	0	0	117	54.12	8%
149.	Landa Series 808 Hillandale Lane (5)	open	03/28/2023	-	77	878.83	1,614	190	41.7	8%
150.	Landa Series 80 High Ridge Road (5)(7)	open	03/28/2023	-	86	1,039.22	1,645	152	45	8%
151.	Landa Series 8110 Devonshire Drive (5)(7)	open	03/28/2023	-	453	3,858.84	1,551.9	76	27.97	8%
152.	Landa Series 8121 Spillers Drive SW (5)	open	03/28/2023	-	113	1,107.15	1,279.95	63	27.53	8%
153.	Landa Series 8233 Creekline Court (5)(6)	open	03/28/2023	-	25	293.65	0	167	41.12	8%
154.	Landa Series 8302 Sterling Lakes Drive (5)	open	03/28/2023	-	0	0	1,675	151	48.49	8%
155.	Landa Series 85 Kirkland Court (5)(8)	open	03/28/2023	-	30	397.75	1,795	154	54.32	8%
156.	Landa Series 85 Thorn Thicket Way (5)	open	03/28/2023	-	24	282.77	1,320	170	45.97	8%
157.	Landa Series 8819 Leafwood Court (5)(7)	open	03/28/2023	-	0	0	1,500	134	44.42	8%
158.	Landa Series 8855 Rugby Court (5)(7)	open	03/28/2023	-	208	1,844.25	1,345	116	33.54	8%
159.	Landa Series 9020 Sterling Ridge Lane (5)	open	03/28/2023	-	0	0	1,650	131	41.5	8%
160.	Landa Series 9150 Spillers Drive SW (5)	open	03/28/2023	-	0	0	1,349	135	39.17	8%
161.	Landa Series 925 Mote Road (5)	open	03/28/2023	-	0	0	1,499	106	49.66	8%
162.	Landa Series 9409 Forest Knoll Drive (5)(7)	open	03/28/2023	-	0	0	1,873.2	161	48.88	8%
163.	Landa Series 9434 Cedar Creek Place (5)	open	03/28/2023	-	35	464.49	1,500	189	47.91	8%
164.	Landa Series 9597 Pintail Trail (5)(7)	open	03/28/2023	-	450	5,423.27	1,775	192	41.34	8%
165.	Landa Series 974 Laurel Street (5)	open	03/28/2023	-	0	0	1,481.55	166	43.44	8%
166.	Landa Series 10167 Port Royal Court (5)	closed	01/07/2022	07/20/2022	10,000	28,099.32	1,102.5	132.97	32.16	8%
167.	Landa Series 1246 Elgin Way (5)(7)	closed	01/07/2022	07/29/2022	10,000	38,284.48	1,267.88	164.17	34.77	8%
168.	Landa Series 1394 Oakview Circle (5)	closed	06/30/2021	08/09/2021	10,000	36,073.48	854.44	130.62	30.16	8%
169.	Landa Series 1445 Maple Valley Court (5)	open	03/28/2023	-	0	0	1,234	155	36.99	8%
170.	Landa Series 168 Brookview Drive (5)(8)	closed	03/28/2023	05/18/2023	10,000	52,897	0	136	33.1	8%
171.	Landa Series 1701 Summerwoods Lane (5)	closed	03/28/2023	06/07/2023	10,000	55,354	1,047.38	148	26.05	8%
172.	Landa Series 1703 Summerwoods Lane (5)	closed	01/07/2022	07/20/2022	10,000	35,771.4	1,047.38	147.8	26.11	8%
173.	Landa Series 1712 Summerwoods Lane (5)	closed	01/07/2022	08/09/2022	10,000	46,161.4	1,450	147.8	28.33	8%
174.	Landa Series 1741 Park Lane (5)(7)	open	03/28/2023	-	1,490	11,627.07	799.31	151	30.26	8%
175.	Landa Series 1743 Summerwoods Lane (5)	closed	01/07/2022	07/31/2022	10,000	35,771.4	0	147.8	26.4	8%
176.	Landa Series 1750 Summerwoods Lane (5)	closed	01/07/2022	08/26/2022	10,000	35,771.4	1,228.5	147.8	38.05	8%
177.	Landa Series 1910 Grove Way (5)(6)	closed	01/07/2022	02/15/2022	10,000	22,061.92	0	159.19	56.84	8%
178.	Landa Series 268 Brookview Drive (5)(8)	open	03/28/2023	-	991	7,468.47	1,323	136	32.97	8%
179.	Landa Series 4267 High Park Lane (5)(6)	closed	01/07/2022	08/15/2022	10,000	47,624.4	0	162.66	31.02	8%
180.	Landa Series 4474 Highwood Park Drive (5)	closed	01/07/2022	08/09/2022	10,000	42,897.46	1,260	163.33	30.7	8%
181.	Landa Series 593 Country Lane Drive (5)	closed	01/07/2022	02/17/2022	10,000	24,591.42	1,019.81	155.5	29.61	8%
182.	Landa Series 6436 Stone Terrace (5)	closed	01/07/2022	02/03/2022	10,000	15,478.84	1,050	75.8	41.33	8%
183.	Landa Series 6440 Woodstone Terrace (5)	closed	01/07/2022	02/17/2022	10,000	18,243.78	1,295	74.93	43.08	8%
184.	Landa Series 6848 Sandy Creek Drive (5)	closed	01/07/2022	02/13/2022	10,000	21,866.04	1,475	137.22	32.45	8%
185.	Landa Series 687 Utoy Court (5)	closed	01/07/2022	04/19/2022	10,000	32,921.22	1,023.75	102.71	30.28	8%
186.	Landa Series 729 Winter Lane (5)(8)	closed	01/07/2022	03/04/2022	10,000	31,220.72	1,475	124.28	33.76	8%
187.	Landa Series 7349 Exeter Court (5)	closed	01/07/2022	04/20/2022	10,000	39,137.42	1,207.5	137.61	34.16	8%
188.	Landa Series 773 Villa Way (5)(6)	closed	03/28/2023	05/18/2023	10,000	47,938	0	117	34.67	8%
189.	Landa Series 843 Tramore Drive (5)(7)	closed	03/28/2023	05/29/2023	10,000	78,196	1,680	178	29.04	8%
190.	Landa Series 8569 Creekwood Way (5)(6)	closed	01/07/2022	04/26/2022	10,000	33,950.52	0	59.24	36.91	8%
191.	Landa Series 8641 Ashley Way (5)	closed	01/07/2022	08/22/2022	10,000	49,949.84	1,155	99.64	27.57	8%
192.	Landa Series 8645 Embrey Drive (5)	closed	01/07/2022	04/18/2022	10,000	34,144.12	1,300	122.83	35.05	8%
193.	Landa Series 8651 Ashley Way (5)	closed	01/07/2022	04/19/2022	10,000	41,900.48	1,102.5	83.75	23.83	8%
194.	Landa Series 8652 Ashley Way (5)	closed	01/07/2022	10/11/2022	10,000	59,329.3	1,100	88.51	26.03	8%
195.	Landa Series 8653 Ashley Way (5)	closed	01/07/2022	08/08/2022	10,000	52,932.8	1,155	82.67	23.97	8%
196.	Landa Series 8654 Ashley Way (5)	closed	01/07/2022	11/20/2022	10,000	46,500.3	1,102.5	88.78	26.32	8%
197.	Landa Series 8655 Ashley Way (5)(7)	closed	01/07/2022	09/21/2022	10,000	61,051.44	1,100	83.35	23.99	8%
198.	Landa Series 8658 Ashley Way (5)(7)	open	03/28/2023	-	0	0	1,260	89	26.03	8%
199.	Landa Series 8659 Ashley Way (5)	closed	01/07/2022	10/06/2022	10,000	63,265.1	1,250	85.11	27.23	8%
200.	Landa Series 8662 Ashley Way (5)	closed	01/07/2022	09/21/2022	10,000	56,097.2	975	88.51	26.78	8%
201.	Landa Series 8667 Ashley Way (5)(7)	open	03/28/2023	-	0	0	1,155	82	22.79	8%
202.	Landa Series 8668 Ashley Way (5)(7)	closed	01/07/2022	10/12/2022	10,000	58,222.8	1,150	106.83	33.04	8%
203.	Landa Series 8670 Ashley Way (5)(7)	closed	01/07/2022	11/20/2022	10,000	64,619.92	1,050	97.33	29.36	8%
204.	Landa Series 8671 Ashley Way (5)	open	03/28/2023	-	0	0	1,102.5	82	26.8	8%
205.	Landa Series 8674 Ashley Way (5)(6)	closed	01/07/2022	08/08/2022	10,000	47,137.56	0	90.27	25.28	8%
206.	Landa Series 8675 Ashley Way (5)(7)	closed	01/07/2022	08/19/2022	10,000	45,350.08	1,100	81.99	25.61	8%
207.	Landa Series 8676 Ashley Way (5)(6)	open	03/28/2023	-	0	0	0	97	51.57	8%
208.	Landa Series 8677 Ashley Way (5)	closed	01/07/2022	04/20/2022	10,000	42,666.96	1,100	78.46	24.75	8%
209.	Landa Series 8678 Ashley Way (5)	closed	01/07/2022	11/20/2022	10,000	64,006.78	1,100	107.24	30.44	8%
210.	Landa Series 8679 Ashley Way (5)	closed	01/07/2022	08/03/2022	10,000	46,117.56	1,400	100.72	25.87	8%
211.	Landa Series 8683 Ashley Way (5)(7)	closed	01/07/2022	10/28/2022	10,000	47,788.22	1,023.75	85.66	23.47	8%
212.	Landa Series 8691 Ashley Way (5)	open	03/28/2023	-	0	0	1,250	113	61.8	8%
213.	Landa Series 8692 Ashley Way (5)(6)	open	03/28/2023	-	0	0	0	124	58.73	8%
214.	Landa Series 8693 Ashley Way (5)(6)	open	03/28/2023	-	0	0	0	112	61	8%
215.	Landa Series 8694 Ashley Way (5)(6)	open	03/28/2023	-	0	0	0	110	30.32	8%
216.	Landa Series 8697 Ashley Way (5)	open	03/28/2023	-	0	0	1,150	106	30.32	8%
217.	Landa Series 8780 Churchill Place (5)	closed	01/07/2022	03/07/2022	10,000	38,056.12	1,323	138.91	35.43	8%
218.	Landa Series 8796 Parliament Place (5)	closed	01/07/2022	03/11/2022	10,000	31,088.02	1,350	129.7	32.22	8%
219.	Landa Series 9439 Lakeview Road (5)	closed	01/07/2022	08/25/2022	10,000	56,708.92	1,400	181.74	28.24	8%

(1) All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series' offering with the investors.

(2) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares

(3) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4) Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(6) This Property is currently vacant.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(7) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of May.

(8) As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant,This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.